SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

Merisel, Inc.

(Name of Issuer)

Common Stock – $.01 Par Value

(Title of Class of Securities)

589849 10 8

(CUSIP Number)

Samuel A. Flax

Executive Vice President

American Capital Strategies, Ltd.

2 Bethesda Metro Center, 14th Floor

Bethesda, MD 20814

(301) 951-6122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 589849 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). American Capital Strategies, Ltd. 52-1451377
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 6,590,893[1]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,590,893[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,590,893[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 68.5%
14.	Type of Reporting Person (See Instructions) IV

[1]	Includes 1,590,893 shares of common stock into which the convertible preferred stock beneficially owned by the Stockholder is convertible within 60 days of June 3, 2008.

CUSIP No. 589849 10 8

1.	Names of Reporting Persons TU Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 6,590,893[2]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,590,893[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,590,893[2]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 68.5%
14.	Type of Reporting Person (See Instructions) OO

[2]	Includes 1,590,893 shares of common stock into which the convertible preferred stock beneficially owned by the Stockholder is convertible within 60 days of June 3, 2008.

Item 4.	Purpose of Transaction

On May 30, 2008, counsel to TU Holdings, Inc. (“Holdings”), TU Merger Sub, Inc. (“Merger Sub”) and American Capital Strategies, Ltd. (“American Capital” and collectively with Holdings and Merger Sub, “ACAS”) notified counsel to Merisel, Inc. (“Merisel”) in writing (the “Letter”) that based upon the information currently available to ACAS, including information in Merisel’s Form 10-Q for the first quarter that was filed on May 15, 2008, which included financial results that were even worse than those that had been previously disclosed by Merisel, ACAS has concluded that Merisel has experienced a Company Material Adverse Effect to its business, which is continuing, such that Merisel will not be able to satisfy the Merger Agreement’s closing conditions. In addition, counsel to ACAS indicated that this Company Material Adverse Effect suggests that the representations and warranties in the Merger Agreement were untrue when made. Under the Letter, ACAS reserved any and all of its contractual and non-contractual rights and remedies, including, but not limited to, the right to terminate the Merger Agreement. A copy of the Letter is attached hereto as Exhibit 7.1 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
7.1	Letter, dated May 30, 2008, from counsel to American Capital Strategies, Ltd. to counsel to Merisel, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2008

AMERICAN CAPITAL STRATEGIES, LTD.

By:	/s/ Cydonii Fairfax
Name:	Cydonii Fairfax
Title:	Vice President and Assistant Secretary

TU HOLDINGS, INC.

By:	/s/ Dean Anderson
Name:	Dean Anderson
Title:	President